UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant's name into English)

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H8, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]        Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits

99.1	Arrangement Agreement between Northern Dynasty Minerals Ltd. and Cannon Point Resources Ltd., dated August 31, 2015.

99.2	Loan Agreement between Cannon Point Resources Ltd. and Northern Dynasty Minerals Ltd., dated August 31, 2015.

99.3	General Security Agreement between Northern Dynasty Minerals Ltd. and Cannon Point Resources Ltd., dated August 31, 2015.

99.4	Voting and Support Agreement between Northern Dynasty Minerals Ltd. and Larry Copeland, dated August 31, 2015.

99.5	Voting and Support Agreement between Northern Dynasty Minerals Ltd. and David Farrell, dated August 31, 2015.

99.6	Voting and Support Agreement between Northern Dynasty Minerals Ltd. and Fiore Financial & Advisory Corp., dated August 31, 2015.

99.7	Voting and Support Agreement between Northern Dynasty Minerals Ltd. and Frank Giustra, dated August 31, 2015.

99.8	Voting and Support Agreement between Northern Dynasty Minerals Ltd. and Gordon Keep, dated August 31, 2015.

99.9	Voting and Support Agreement between Northern Dynasty Minerals Ltd. and Peter Leitch, dated August 31, 2015.

99.10	Voting and Support Agreement between Northern Dynasty Minerals Ltd. and Radcliffe Foundation, dated August 31, 2015.

99.11	Voting and Support Agreement between Northern Dynasty Minerals Ltd. and Jay Sujir, dated August 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

Date: October 8, 2015

/s/ Trevor Thomas
Trevor Thomas
Secretary